  Exhibit 99.3

NXT ENERGY SOLUTIONS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED 31 DECEMBER 2020

March 30, 2021

TABLE OF CONTENTS

1	ADVISORIES	1
2	CORPORATE STRUCTURE	2
2.1	Company Information	2
2.2	Intercorporate Relationship	3
3	GENERAL DEVELOPMENT OF THE BUSINESS	3
3.1	Three Year History	3
3.2	Outlook	6
4	BUSINESS OVERVIEW	6
4.1	Company's Operations and Principal Activities	6
4.2	Seasonality of the Company's Business	8
4.3	Sources and Availability of Raw Materials and Equipment	8
4.4	Marketing Channels	9
4.5	Employees	9
4.6	Patents	10
4.7	Competition	10
4.8	Government and Environmental Regulation	11
4.9	Property, Plant and Equipment	11
5	RISK FACTORS	12
5.1	Future Operations	12
5.2	Financial Statements	13
5.3	Commodity Prices	13
5.4	Foreign Currency Fluctuations	14
5.5	Interest Rate Fluctuations	14
5.6	Availability of Aircraft	14
5.7	Segregation of Duties	14
5.8	Related Party Transactions	15
5.9	Rights to SFD® Technology	15
5.10	Reliance on Specialized Equipment	16
5.11	Geological Conditions	16
5.12	Technological Improvement	16
5.13	Reliance on Key Personnel	16
5.14	Cyber Security	17
5.15	Ability to Trade Shares	17
5.16	Dilution	18
5.17	Intellectual Property	18
5.18	Flight Operations	20
5.19	Foreign Countries	20
5.20	Flight Permits	21
5.21	COVID-19 Pandemic	22
5.22	Credit Risk	22
6	DIVIDEND POLICY	23
7	CAPITAL STRUCTURE	23
7.1	Common Shares	23
7.2	Preferred Shares	23
8	MARKET FOR SECURITIES	24

AIF for the year ended December 31, 2020

9	ESCROWED AND RESTRICTED SECURITIES	24
10	DIRECTORS AND OFFICERS	24
10.1	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	28
10.2	Board Practices	28
10.3	Board Committees	29
11	CONFLICTS OF INTEREST	32
11.1	Technology Transfer Agreement	32
12	TRANSFER AGENT AND REGISTRAR	32
13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	33
14	INTERESTS OF EXPERTS	33
15	ADDITIONAL INFORMATION	33
AUDIT COMMITTEE CHARTER		A-1
Board of Directors Mandate		B-1

AIF for the year ended December 31, 2020

1
ADVISORIES

Certain statements contained in this Annual Information Form constitute "forward-looking information" within the meaning of applicable securities laws. These statements typically contain words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "will" and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document includes, but is not limited to: the closing of the Company's Bolivian branch and the timing thereof; the extent to which the Cascade sensors will provide enhanced ability for identifying trapped fluid bodies; our go-forward strategy with respect to securing contracts, the anticipated counterparties to those contracts, and the terms of service and payment under those contracts; the regions in which NXT anticipates operating and the continued utilization of local sales representatives in certain of those regions; access to materials and equipment; our ability to generate net income and cash from operations; government controls and regulations; dividend payments; and general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document: our ability to market our SFD® technology and services to current and new customers; our ability to source personnel and equipment in a timely manner and at an acceptable cost; our ability to obtain all permits and approvals required; our ability to obtain financing on acceptable terms; our ability to obtain adequate insurance; foreign currency exchange and interest rates; and general business, economic and market conditions (including global commodity prices).

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; health, safety and the environment (including risks related to the COVID-19 pandemic); the emergence of alternative competitive technologies; our ability to protect and maintain our intellectual property and rights to our SFD® technology; our reliance on a limited number of key personnel; our reliance on a limited number of aircraft; our reliance on a limited number of clients; counterparty credit risk; foreign currency and interest rate fluctuations; changes in, or in the interpretation of, laws, regulations or policies; general business, economic and market conditions (including global commodity prices); and other factors described herein under the heading "Risk Factors".

The forward-looking information contained in this Annual Information Form is made as of the date hereof and, except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

In this Annual Information Form, except as specified otherwise or unless the context requires otherwise, "we", "us", "our", the "Company", and "NXT" refer to NXT Energy Solutions Inc. and its subsidiaries. All references to "fiscal" in connection with a year shall mean the year ended December 31. Information herein is presented as at December 31, 2020, unless otherwise noted.

All financial information contained herein is expressed in Canadian dollars unless otherwise stated.

AIF for the year ended December 31, 2020

2
CORPORATE STRUCTURE

2.1
Company Information

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables NXT's clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT. NXT provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

We are continued under the Business Corporations Act (Alberta). There have been no material amendments to our Articles of Continuance other than those filed on: (i) December 27, 2006 providing for the creation of the first series of preferred shares in the capital of the Company ("Preferred Shares"); and (ii) September 19, 2008 providing for the name change from Energy Exploration Technologies Inc. to NXT Energy Solutions Inc. Our registered office and head office is located at Suite 302, 3320 - 17th Avenue SW, Calgary, Alberta, Canada, T3E 0E8. Our phone number is (403) 264-7020.

We are a reporting issuer in Alberta, Ontario and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta). We are a foreign private issuer under United States securities laws and are subject to the regulation of the US Securities in accordance with the Securities Exchange Act of 1934, as amended.

AIF for the year ended December 31, 2020

2.2
Intercorporate Relationship

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada, USA	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada, USA	1,000 common 4,000 preferred	100 common	Inactive	100%
Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Inactive	100%
NXT Energy Services (SFD) Inc.	December 2008 by Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%
PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation – Province of Alberta	Unlimited number of common and preferred shares	100 common	Inactive	100%
¹ On January 16, 2017, the name of Survey Services International Inc. was changed to "Cascade Petroleum Inc."

In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly-owned "branch" entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia. Operations have now ceased in Bolivia and we are in the process of closing the branch which should be completed in the second quarter of 2021.

3
GENERAL DEVELOPMENT OF THE BUSINESS

3.1
Three Year History

We have an opportunity to provide our services in any region of the world where oil and gas exploration activities are conducted. However, we choose to be strategic and focus our limited marketing and sales resources on a limited number of markets in the early stages of commercialization.

AIF for the year ended December 31, 2020

A summary of revenues derived in our primary geographic market segments for the last three fiscal years:

Year ended December 31	2020	2019	2018
Nigeria	$-	$11,976,149	$-
Other	136,566	-	-
	136,566	11,976,149	-

(a)
2018

Between February 16, 2018 and July 3, 2018, the Company issued to Alberta Green Ventures Limited Partnership ("AGV"), by way of private placement, an aggregate of 10,264,936 units (each, a "Unit") at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.00 (the "Private Placement"). Each Unit consisted of one Common Share and one-third of one Common Share purchase warrant (each, a "Warrant", and collectively, the "Warrants") such that, upon completion of the Private Placement, AGV acquired ownership of a total of 10,264,946 Common Shares and 3,421,648 Warrants, representing, on a fully diluted basis, approximately 20.0% of the 68,432,746 Common Shares then issued and outstanding. Each whole Warrant entitled AGV to acquire one Common Share at a price of C$1.20. None of the Warrants were exercised prior to their expiration.

Following the Company's participation at the Upstream West Africa Summit in Senegal in Q2-18, NXT management traveled twice to Africa to meet with representatives of the Nigerian National Petroleum Corporation ("NNPC") and the Ghana National Petroleum Corporation to discuss the benefits SFD® would bring to their current exploration programs. Discussions with NNPC continued in the fourth quarter of 2018 and resulted in the signing of a contract in March 2019 with PE Energy Limited ("PE"), a Nigerian oil and gas service company, for the value of approximately US$8.9 million.

NXT received notification of the granting of NXT's SFD® patent in China on April 13, 2018. In September, 2018, NXT received a United States patent for its new sensor design we term the "Cascade" configuration. The Cascade sensor is the result of NXT's continued research and development efforts and builds upon our existing US patent. Management believes the Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations.

In October 2018, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and BGP Inc. to work together. NXT's go-forward strategy is to secure SFD® contracts with BGP and its affiliates.

(b)
2019

In March 2019, the Company signed a US$8.9 million contract with PE. PE has a contract with the NNPC, to provide 5,000 line kilometers of SFD® surveys in Nigeria. Data acquisition operations for this contract were completed on May 1, 2019 and NXT's recommendations were delivered during Q3-19.

The Company conducted significant due diligence to ensure it understands the business environment in Nigeria and complies with Canadian, US and Nigerian law. The Company has engaged advisors such as Norton Rose Fulbright Canada LLP and the Kreller Group to provide guidance to ensure the integrity of these contracts.

AIF for the year ended December 31, 2020

The Company has received payments of US$8.4 million for the Nigeria project as at the date of this Annual Information Form.

Because this project was the Company's first project in Africa, a number of logistical issues needed to be overcome. The Company has delivered more than 10,000 pages of documents to NNPC and the Department of Petroleum Resources as part of the qualification process which took seven months. Before receiving approval for the survey, NXT had to complete a test flight onshore. Within days, we presented the preliminary results to NNPC and received approval for the project.

From April 17, 2019 to May 1, 2019, NXT completed the 5,000 line kilometers of data acquisition. The Company presented the final report in the Q3-19.

The Department of Petroleum Resources, a department under the Federal Republic of Nigeria's Ministry of Petroleum Resources responsible for the sustainable development of Nigeria's oil and gas resources, provided written confirmation of their recommendation in favour of NXT's SFD® technology based on the recent survey results, noting specifically "in line with federal government aspiration to increase its Oil and Gas reserves base at a considerable reduced cost, risk and optimize exploration cycle, the Stress Field Detection SFD® technology is hereby adopted and recommended to be deployed as an independent data exploration tool for hydrocarbon exploration to identify and rank prospect-level leads to focus exploration efforts in the Nigerian Oil and Gas industry".

 On February 18, 2019, NXT entered into a co-operation agreement with AGV, whereby, among other things, AGV committed to conduct up to three surveys in two years using NXT's SFD® surveying technology (the "Co-operation Agreement"). The Co-operation Agreement was based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys. The Co-operation Agreement expired in June 2020.

On February 26, 2019, NXT entered into a sales representative agreement with AGV whereby, among other things, AGV became NXT's exclusive sales representative in nine jurisdictions in the Middle East and Latin America (the "Sales Representative Agreement").

On September 6, 2019, NXT and AGV entered into a loan arrangement whereby NXT loaned to AGV US$250,000 for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement and the Sales Representative Agreement (the "Loan Arrangement"). The loaned amounts were fully recovered in 2020.

Between November 15, 2019 (the "TIB Commencement Date") and December 9, 2019 (the "TIB Completion Date"), NXT purchased for cancellation an aggregate of 4,166,667 Common Shares, representing approximately 6.08% of the 68,573,558 Common Shares issued and outstanding as at the TIB Commencement Date (the "Targeted Issuer Bid"). The purchase price of $0.30 per Common Share represented a discount of approximately 22.9% relative to the market price of $0.389 per Common Share as at the TIB Commencement Date. Gross proceeds received by AGV totaled approximately $1,250,000.00.

The terms of the Targeted Issuer Bid also provided that the 3,421,648 Warrants expired effective October 31, 2019, and that certain deadlines under the Co-operation Agreement be extended. AGV's registered ownership in the Company was reduced from 10,264,946 Common Shares and 3,421,648 Warrants, representing, on a fully diluted basis, approximately 20.0% of the 68,573,558 issued and outstanding Common Shares as at the TIB Commencement Date, to 6,098,279 Common Shares, representing approximately 9.5% of the 64,406,891 issued and outstanding Common Shares as at the TIB Completion Date.

AIF for the year ended December 31, 2020

By strategically acquiring its Common Shares for cancellation in a private transaction at a discount to the then current market price, the Company improved the equity position of its other shareholders and provided AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement, while also avoiding a substantial decrease in the market price and liquidity of the Common Shares reasonably expected if AGV were to sell a substantial portion of its equity position into the open market.

The Targeted Issuer Bid was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under applicable securities laws as neither the fair market value of the Common Shares (approximately $1,620,833.46) nor the consideration received by AGV for the Common Shares (approximately $1,250,000.00) exceeded 25% of the Company's market capitalization at the TIB Commencement Date (approximately $26,675,114.06).

(c)
2020

On August 25, 2020, shareholders of the Company and subsequently the Toronto Stock Exchange (the "TSX") approved, a new Employee Share Purchase Plan (the "ESP Plan"). The ESP Plan allows employees and other individuals determined by NXT's Board of Directors (the "Board") to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings for the purchase of Common Shares, such contribution to be matched by the Company. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. The Company began to issue Common Shares under the ESP Plan during Q4-20.

During the second quarter, an additional SFD® acquisition system consisting of eight new sensors was built and tested during which includes four cascade devices. NXT now has four SFD® systems which increases our operational readiness and reliability.

Research and development work during the year focused on improving interpretation algorithms to increase efficiency of the interpretation process and transform the SFD® data to align more with the presentation of results of seismic surveys in the geophysical industry.

NXT received confirmation of a patent granted from the European Patent Office bringing the total number of countries granting the patent internationally to 44.

3.2
Outlook

NXT intends to continue its business model of providing SFD® surveys on a fee-for-service basis, marketing of multi-client data and is also beginning to execute its vertical model where it will share in successful production as a result of SFD® recommendations.

4
BUSINESS OVERVIEW

4.1
Company's Operations and Principal Activities

We utilize our proprietary, airborne SFD® survey system to provide a service for the oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential.

The underlying technology employed by our SFD® survey system was invented by Mr. George Liszicasz, our President and Chief Executive Officer ("CEO"), Chairman and our largest shareholder. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006, NXT obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of a Technology Transfer Agreement (the "TTA").

AIF for the year ended December 31, 2020

Upon execution of the TTA, Mr. Liszicasz transferred to NXT all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration. For further details of the TTA, see "Related Party Transactions – Technology Transfer Agreement" below.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration.

SFD® sensors remotely respond to gravity perturbations and changes in subsurface density and stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with traps and reservoir accumulations. SFD® is highly effective in frontier and under-explored areas, in offshore or onshore environments, and over any terrain. The SFD® survey system has been demonstrated to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

Following completion of the aerial surveys, we deliver to our clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

In 2006, we commenced our current business model and began providing SFD® survey services to clients on a fee-for-service basis. In accordance with this model, we have not invested either directly or indirectly in exploration or development wells or engaged in other exploration or production activities. Our current business model minimizes our capital requirements, thereby conserving cash, and minimizes any perceived or real conflicts between the interests of NXT and its survey clients.

NXT's primary business model is to earn revenues by conducting SFD® surveys for clients on a fee-for-service basis. Secondly, we may be able to negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on areas recommended by SFD® surveys. Finally, in the future, we may earn a fee by providing other related geological and geophysical integration services to clients.

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing us to cover larger areas and more clients with minimum fixed cost. Our sales representatives continue to pursue SFD® opportunities in numerous regions. To ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's Code of Conduct and Business Ethics.

NXT has been effective in positioning the SFD® method as an established geophysical tool for oil and gas exploration following the successful completion of projects in Canada, the United States, Columbia, Argentina, Bolivia, Mexico, Pakistan and most recently in Nigeria. Our efforts have been supported with the publication of technical papers, creation of project case studies and the development of a strong list of references and recommendation letters. In addition, NXT has now been granted patents or received patent allowance in 44 separate countries.

Our overall objective remains to continue to increase industry awareness and appreciation of the value of our SFD® survey system and our strategy to achieve this includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits). Our specific tactics include:

AIF for the year ended December 31, 2020

1.
Focus the majority of sales resources on high profile primary markets with national oil companies that offer maximum opportunities for success;

2.
Build upon success in this initial market, and step out to other markets in Latin America, Africa and South Asia;

3.
Pursue expressions of interest from qualified potential client "bluebirds" from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.
Continue to conduct pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in new applications. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

5.
Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.
As we continue to progress and grow our project pipeline on a fee-for-survey-projects basis, we remain optimistic given our progress during the year. Notwithstanding, NXT continues the development of an alternative business line though the sale of "Multi-Client Datasets" focused on national oil companies and the development of their national exploration strategies. The purpose of this alternatively strategy has been to integrate our SFD® technology into the standard exploration process of such organizations. We believe this approach will be instrumental in helping us to build an independent and steady backlog of smaller scale data sales enabling us to enhance and smooth our revenue flow while pursuing larger fee-for-survey-projects, royalty interests, bonuses and participation rights in recommended prospects.

4.2
Seasonality of the Company's Business

There is no seasonality to our business. NXT does however, have a very cyclical business, as revenue activity is dependent upon the level of capital investment in exploratory drilling in the oil and gas industry and the size and timing of a limited number of survey contracts each year.

4.3
Sources and Availability of Raw Materials and Equipment

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect our ability to conduct and/or expand our business. Our main direct project input costs are aircraft operating costs and data interpretation staff. None of these expenses have been subject to significant price volatility.

In order to conduct our survey operations, we require the following:

●
Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary-based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide In December 2015, we acquired from Air Partners a jet aircraft which was previously charter hired to NXT. In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization. The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.

AIF for the year ended December 31, 2020

●
SFD® sensors – All of the survey sensors are currently manufactured in-house. Certain machining is required by third party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, we have demonstrated our ability to manufacture new functional SFD® sensors.

●
SFD® assembly – The units in which the sensors are incorporated are custom designed, fabricated and assembled in-house or through subcontracted vendors. We utilize the services of Transport Canada approved Design Approval Representatives to prepare subsequent type certificates ("STC") for the installation of our SFD® units in each aircraft that we utilize for surveys. The time to obtain an STC approval for the installation of our SFD® units into any proposed aircraft type may require several months.

●
Computer hardware and software (Data Acquisition System, SFD® Signal Conditioning Unit, and data interpretation software) – During 2016, a new data acquisition system completed final testing. The software was developed by in-house personnel and will be utilized on future surveys. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

We are not dependent upon any other third-party contract manufacturers or suppliers to satisfy our technology requirements.

4.4
Marketing Channels

We largely use direct sales methods with some use of independent commissioned sales representatives in international markets.

4.5
Employees

As of the fiscal year ended December 31, 2020 we had a total of 10 employees. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2020:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	2	1	3
Operations and technical development	6	-	6
Total	10	1	11

All of the above noted staff are based in Canada. The six operations and technical development staff includes one research scientist holding a Ph.D. and three geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

AIF for the year ended December 31, 2020

4.6
Patents

In May 2012, we commenced a "provisional" patent application process in the US and formally filed a patent on May 22, 2013, which was subsequently published on November 28, 2013. We intend to continue expanding the process with additional formal patent applications in the future. We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain.

Initiatives to expand and protect our IP (including patenting and new research and development initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

NXT has been granted SFD® patents in Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  In total, we have obtained SFD® patents in 44 countries.  In addition, two more SFD® patent applications in Brazil and India are pending.  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

4.7
Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With a SFD® survey, a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development; however, these other airborne techniques are not as suitable for identifying areas with reservoir potential as the SFD® system.

AIF for the year ended December 31, 2020

4.8
Government and Environmental Regulation

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada or the United States with the exception of flight rules issued by Transport Canada and the Federal Aviation Authority governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the United States.

For example, in Colombia, SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are i) customs obligations and bonds related to the importation and exportation of the aircraft into Colombia, ii) obtaining permits from the local aviation authority, and iii) obtaining permits from the Colombian Air Force. NXT has successfully operated in the past in Colombia in accordance with these requirements.

With our past experience in Canada, the United States, Nigeria, Bolivia, Mexico, Colombia and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys. However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability to conduct surveys, which could limit our ability to earn revenue or potentially expose us to forfeiture of performance bonds.

4.9
Property, Plant and Equipment

(a)
Facilities / Office Premises

In August 2015, NXT moved to a new office premises (11,333 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $48,243 (including building operating costs) commencing in October 2015.

(b)
Equipment

Our SFD® technology is comprised of three main components, as detailed in the first three items below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

●
Stress Field Detector – The stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology.  The SFD® sensors respond to fine-scale perturbations in the gravitational field caused by changes in subsurface density and stress distribution. These responses are transformed through electromechanical transduction into electronic digital signals as the output. The SFD® method has proven highly effective at identifying potential hydrocarbon traps in a wide variety of geological settings onshore and offshore. Airborne SFD® surveys are currently conducted utilizing an array of 22 SFD® sensors, consisting of six primary, eight secondary and eight research and development sensors, allowing multiple independent SFD® signals to be acquired at all points of a designed survey.

AIF for the year ended December 31, 2020

●
SFD® Signal Conditioning Unit – This self-contained unit contains electronic circuits for powering the sensors and for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

●
Data Acquisition System – This is used in conjunction with the SFD® sensor array on surveys. Our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

●
Interpretation Theatre – Once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility. A remote SFD® data interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey client's city.

(c)
Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated.

5
RISK FACTORS

Investing in our Common Shares involves a high degree of risk. In addition to the other information included in this document, you should carefully consider the risks described below before purchasing our Common Shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our Common Shares could decline, and you might lose all or part of your investment.

5.1
Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these financial statements have been issued.

AIF for the year ended December 31, 2020

The Company is taking further steps to reduce operating costs including payroll and other general and administrative costs, and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis were not appropriate for the consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

5.2
Financial Statements

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, and the useful lives of capital assets and intellectual property.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management; however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss and assets and liabilities.

5.3
Commodity Prices

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services and prospective revenues may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined at this time. However, in general, as commodity prices have decline significantly, our opportunity to obtain and execute SFD® survey contracts may also likely decline, at least in the short term. Therefore, NXT is beginning to consider strategies to reduce cash expenditures and focus on national oil companies as they have a long term strategic view and are not as affected by short-term oil fluctuations.

AIF for the year ended December 31, 2020

5.4
Foreign Currency Fluctuations

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, note receivable, deposits, accounts payables and accrued liabilities and entering into United States dollar revenue contracts. To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2020, the Company held net U.S dollar assets totaling US$2,157,027. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2020 would have had an approximately $275,000 effect on the unrealized foreign exchange gain or loss for the year. Changes in currency exchange rates could have an adverse effect on the Company's business, financial condition and results of operations.

5.5
Interest Rate Fluctuations

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

5.6
Availability of Aircraft

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization (the "Lessor"). The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT choose to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a third party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

In the event that NXT's aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the Company's business, financial condition and results of operations.

5.7
Segregation of Duties

Certain duties that are most appropriately segregated between different employees are, due to our current limited staff, assigned to one individual.

AIF for the year ended December 31, 2020

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals and in larger organizations to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is limited.

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls may not always be effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes us to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations.

5.8
Related Party Transactions

We may periodically enter into related party transactions with directors, officers and/or shareholders. In addition to the related party transactions discussed elsewhere herein (i.e. the TTA, the Co-operation Agreement, the Sales Representative Agreement, the Loan Arrangement and the Targeted Issuer Bid), one of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal services to NXT.

Although we publicly disclose all related party transactions and manage potential conflicts of interest through mandated adherence to our Code of Conduct & Business Ethics and the maintenance of a strong independent Board, all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to the Company.

5.9 Executive Ownership

Mr. George Liszicasz, our President and CEO and Chairman, is our largest shareholder. As of March 30, 2021, Mr. Liszicasz owns approximately 23% of the issued and outstanding Common Shares and therefore has a substantial influence in matters to be voted on by shareholders.

Controls exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz is required to adhere to the Company's Code of Conduct & Business Ethics which includes a fiduciary responsibility to the Company and its shareholders, and adherence to the Code of Conduct & Business Ethics is governed by the independent directors who collectively represent a majority of the Board. However, should these conflict of interest controls not be effective, decisions could be made by the Company that may disproportionately advantage Mr. Liszicasz and/or negatively impact other shareholders.

5.9
Rights to SFD® Technology

Our rights to ownership and use of SFD® technology depended on Mr. Liszicasz having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the TTA.

A risk exists that an unknown party may claim some legal entitlement to our intellectual property, our rights to commercialize this intellectual property or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

The SFD® technology is an essential component of our business plan. If a third party challenged our lawful entitlement to this technology, the legal defense of our right to the technology may be expensive and could cause a loss of our right to the SFD® technology, or a protracted legal process to assert our right to the technology would have a material adverse effect on the Company's business, financial condition and results of operations.

AIF for the year ended December 31, 2020

5.10
Reliance on Specialized Equipment

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations. We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors. Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors. During this period we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the Company or otherwise making claims against the Company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

NXT mitigates this risk by researching new designs, constructing additional SFD® sensor devices and obtaining replacement cost insurance on each SFD® sensor.

5.11
Geological Conditions

As the Company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions. Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, such limitations may impact the reputation of the Company with these clients.

5.12
Technological Improvement

Unless we pursue ongoing technological improvement and development, we may be unable to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD® survey system to make it scalable for growth and to respond to potential future competitive pressures. These improvements require substantial time and resources. Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. If we are unable to keep pace with new technologies, evolving industry standards and demands, that could have a material adverse effect on our business, financial condition and results of operations.

5.13
Reliance on Key Personnel

We rely on a limited number of key personnel who collectively possess the knowledge and skills to conduct SFD® surveys and interpret SFD® data as required to meet contract obligations. Additional or replacement personnel may not be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

The Company's future success depends, to a significant extent, on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees. The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have "key man" insurance on any of our personnel.

AIF for the year ended December 31, 2020

The Company has put in place an employment agreement with its chief executive officer, Mr. George Liszicasz.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals. In addition, the Company is developing interpretation algorithms which will reduce the reliance on human interpretation.

Although we have engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if we are unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse effect on our ability to interpret the data from SFD® surveys or to enhance our technology.

Within the Province of Alberta, the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected, thereby restricting our ability to earn revenue.

5.14
Cyber Security

Our ability to manage our operations successfully is critical to our success. Our business relies on our ability to electronically gather, compile, process, store and distribute data and other information. Unintended interruptions or failures resulting from computer and telecommunications failures, equipment or software malfunction, power outages, catastrophic events, security breaches (such as unauthorized access by hackers), social engineering schemes, unauthorized access, errors in usage by our employees, computer viruses, ransomware or malware, and other events could harm our business.

In April 2019, we were the target of a ransomware attack that involved the infiltration and infection of our computer systems.  We made no payments relating to the ransomware and did not lose data.  Following the ransomware incident, we undertook remediation efforts and other steps to enhance our data security infrastructure. We cannot provide any assurance that all potential causes of the incident will not occur again.  While we have taken measures to minimize the impact of these problems, the proper functioning of these systems is critical to our business operations. Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

5.15
Ability to Trade Shares

There is no certainty that an investor can trade our Common Shares on public markets at a stable market price. The Company has historically had a limited public market for our Common Shares on the TSX and the United States OTC Markets Group's Venture Stage Marketplace (the "OTC") and there is a risk that a broader or more active public trading market for our Common Shares will not develop or be sustained, or that current trading levels will not be sustained.

AIF for the year ended December 31, 2020

The market price for the Common Shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients exploration results, financing, advances in technology or other business developments.

Because we have a limited operating history and a limited history of profitability to date, the market price for the Common Shares is more volatile than that of a seasoned issuer. Changes in the market price of the Common Shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the Common Shares will be at any time, or as to what effect, if any, that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price. Given the relatively low historic trading volumes, small trades of Common Shares can adversely and potentially dramatically affect the market prices for those shares. Accordingly, investors in our Common Shares should anticipate both volatile stock price and poor liquidity unless these conditions change.

5.16
Dilution

Our right to issue additional securities at any time could have an adverse effect on your proportionate ownership.

We are authorized under our Articles of Continuance to issue an unlimited number of Common Shares an unlimited number of Preferred Shares. We may issue Common Shares and Preferred Shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Any such issue of Common Shares or Preferred Shares would dilute the proportionate ownership of the current holders of those securities.

5.17
Intellectual Property

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property ("IP"). We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing "trade secrets" protection of the proprietary nature of our technology as applicable.

Initiatives to expand and protect our IP (including patenting and new research and development initiatives) have been very successful. Squire Patton Boggs LLP, a US-based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

AIF for the year ended December 31, 2020

So far, SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  In summary, the total number of countries granting our patents is 44.  In addition, two more patent applications (in Brazil and India) are pending.  The patents serve an important purpose of the protection for our proprietary SFD® technology.  The patents also serve as multiple independent third-party recognitions of the technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We do enjoy common and contract law protection of our technology and trade secrets. Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology. Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee and only one officer has access or knowledge of all aspects of the SFD® system. Currently, no third party has any significant knowledge of the technology. As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

The Company reassesses the appropriateness of its IP protection strategy on an ongoing basis and seeks advice from IP advisors as necessary.

It is possible that a third party will copy or otherwise obtain and use the Company's technology without authorization, develop a similar technology independently or design around the Company's secrets. Accordingly, there can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of our IP will be successful.

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on our business, financial condition and results of operations.

AIF for the year ended December 31, 2020

5.18
Flight Operations

We experience operational hazards in our flight operations that may subject us to potential claims in the event that an incident or accident occurs.

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property or the SFD® sensors and related equipment.

Independent third parties provide all the services required to maintain, operate the aircraft and they bear the primary risks of flight operations. These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures. The aircraft operator employs the required pilots, aircraft maintenance engineers, support personnel and ensures that they operate within their Transport Canada operating certificate. Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore, to the extent that our SFD® equipment is damaged, we may be unable to conduct SFD® surveys for several months following an accident.

5.19
Foreign Countries

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

(a)
Criminal Activity and Social Instability

We operate in foreign countries, which can experienced significant social upheaval and criminal activity. Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact our ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

(b)
Political Instability

Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect our business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, site safety or other areas.

AIF for the year ended December 31, 2020

Currently, there are no restrictions (other than the payment of local with-holding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Nigeria; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

(c)
Commercial Disputes

While operating in a foreign country, we are subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure we have access to an accurate English translation, misunderstanding and potential disputes between parties may arise.

In the event of a dispute arising in connection with our foreign operations for any reason, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a government instrumentality because of the doctrine of sovereign immunity.

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on our financial position.

Where possible, NXT utilizes risk mitigation products offered by entities such as Export Development Canada ("EDC"). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds, and wrongful call insurance for such bonds.

(d)
Corruption and Bribery

Foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT's employees, contractors, and independent sales agents are required to adhere to the Company's Code of Conduct & Business Ethics, which prohibits illegal activities, including any acts of bribery or corruption. NXT conducts due diligence on all of its sales representatives and distributors and requires them to complete annual certifications that they adhere to the Company's Anti-Bribery and Anti-Corruption Policy.

5.20
Flight Permits

We rely upon the right to conduct airborne surveys in foreign countries. These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the US Federal Aviation Administration governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

AIF for the year ended December 31, 2020

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority, and obtaining permits from the local Air Force. We have successfully operated in South America, Africa and other global regions in accordance with these typical requirements.

Based on our North America and international experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restrictions in other countries that may impact or restrict our ability to conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country, then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds which may have been issued.

5.21
COVID-19 Pandemic

As of the date of the consolidated financial statements the COVID-19 pandemic continues to be a risk on the operations of the Company. The Company has made provisions so employees can work safely in the office or from home, reduced travel, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. NXT continues to communicate with customers via available communication methods such as tele-conferences and on-line video conferencing. Demand for our services, as well as our ability to provide services and to generate revenues may become adversely impacted the longer the COVID-19 pandemic continues if, for example, restrictions on international travel continue and/or an outbreak of the virus among our or our customers' personnel were to result in us not being able to perform surveys. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method when compared to tele-conferences or online video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period. Please also see “Risk Factors – Reliance on Key Personnel" and "Risk Factors – Flight Permit" above.

5.22
Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At December 31, 2020, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in Nigeria and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

AIF for the year ended December 31, 2020

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

6
DIVIDEND POLICY

We have never paid any cash dividends on our Common Shares or our Preferred Shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our Board may deem relevant at that time.

7
CAPITAL STRUCTURE

7.1
Common Shares

The Company is authorized to issue an unlimited number of Common Shares. There were 64,437,790 Common Shares outstanding at December 31, 2020, and there are 64,494,356 fully paid and non-assessable Common Shares issued and outstanding as at March 30, 2021. The holders of Common Shares are entitled to dividends (subject to any prior rights of the holders of Preferred Shares) if, as and when declared by the Board.

The holders of Common Shares are entitled to one vote per share at any meeting of the shareholders of the Company and to receive in the event of liquidation or dissolution (subject to any prior rights of the holders of Preferred Shares), all assets of the Company as are distributable to the holders of shares.

The complete description of the rights, privileges, restrictions and conditions of the Common Shares is included in our Articles of Continuance, a copy of which is available through the Company's issuer profile on SEDAR at www.sedar.com.

7.2
Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, issuable in series.  The Board may by resolution fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series.  The Preferred Shares are entitled to preference over the common shares with respect to the payment of dividends, if any, and in the event of liquidation, dissolution or winding-up of the Company. As of March 30, 2021, there are no Preferred Shares outstanding.

The complete description of the rights, privileges, restrictions and conditions of the Preferred Shares is included in our Articles of Continuance, a copy of which is available through the Company's issuer profile on SEDAR at www.sedar.com.

AIF for the year ended December 31, 2020

8
MARKET FOR SECURITIES

The following tables set forth the price history of the Common Shares listed on the OTC in the United States and on the TSX in Canada.

	TSX			OTC
Month Ended	High	Low	Volume	High	Low	Volume
	(CDN$)	(CDN$)		(US$)	(US$)
December 31, 2020	$0.79	$0.38	829,122	$0.46	$0.42	1,136,754
November 30, 2020	$0.49	$0.41	310,664	$0.35	$0.34	331,203
October 31, 2020	$0.61	$0.38	729,303	$0.42	$0.40	713,655
September 30, 2020	$1.00	$0.45	1,514,092	$0.52	$0.48	1,300,254
August 31, 2020	$0.45	$0.30	263,308	$0.29	$0.27	722,410
July 31, 2020	$0.49	$0.33	176,304	$0.31	$0.29	544,111
June 30, 2020	$0.55	$0.44	304,590	$0.35	$0.34	944,367
May 31, 2020	$0.46	$0.32	206,298	$0.28	$0.28	372,400
April 30, 2020	$0.59	$0.37	235,510	$0.29	$0.27	639,491
March 31, 2020	$0.43	$0.20	117,095	$0.25	$0.24	74,706
February 29, 2020	$0.64	$0.43	182,652	$0.37	$0.36	162,618
January 31, 2020	$0.59	$0.47	67,720	$0.42	$0.40	138,740

9
ESCROWED AND RESTRICTED SECURITIES

There are no securities held in escrow and no securities subject to a contractual restriction on transfer.

10
DIRECTORS AND OFFICERS

Our Articles of Continuance provide the Board shall be comprised of a minimum of one director and a maximum of 15 directors. At present, our Board is comprised of six members.

Our directors are elected by our shareholders at each annual meeting of shareholders and hold the position either until the next annual shareholders' meeting, the date of their resignation or until a successor is appointed.

The following sets forth information, including directorships in other reporting issuers, as of March 30, 2021, for our directors, executive officers and key employees:

AIF for the year ended December 31, 2020

George Liszicasz Calgary, Alberta, Canada Director, Chairman and Chief Executive Officer since January 1996 President since July 2002
Mr. Liszicasz is the inventor of the SFD® technology and has been Chairman and CEO since the Company's inception in 1996. Mr. Liszicasz's primary responsibilities as the President and CEO of the Company are to oversee all operations and to further develop the SFD® technology.

Mr. Liszicasz obtained a degree in Electronic Engineering from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has done extensive research with various technologies, developing 52 inventions.

Charles Selby Calgary, Alberta, Canada Director since January 2006
Mr. Selby obtained a Bachelor of Science (Hons) degree in Chemical Engineering from Queen’s University, a Juris Doctorate degree from the University of Calgary, and is a registered Professional Engineer in the Province of Alberta.  He previously practiced law for two large Canadian law firms, specializing in securities, international transactions in the energy business and corporate finance matters.  Since leaving the practice of law, Mr. Selby served as Vice President of Pengrowth Corporation, the Administrator of Pengrowth Energy Trust, for almost 20 years.  He also has served as a director and officer of a number of reporting issuers including Arakis Energy Corp., which had operations in the Sudan, and other issuers in the oil and natural gas industry. He is currently the President and a Director of Wildcat Royalty Corporation since 2010.

Mr. Selby is the Lead Director of NXT.  He is also Chair of the Compensation Committee and a member of the Audit Committee, the Disclosure Committee, and the Strategic Planning Committee.

John Tilson Montecito, California, USA Director since February 2015
After obtaining his Master of Business Administration degree from the University of Southern California and his Chartered Financial Analyst designation, Mr. Tilson had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with firms such as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann & Associates, Inc. in 1983 when assets under management were roughly US$160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business. After working as an Analyst and Portfolio Manager, Mr. Tilson later became Executive Vice President & Managing Director of Pasadena Capital Corporation. Assets under management had grown to over US$5 billion by the time the firm was sold to Phoenix Companies in 1997. Mr. Tilson later retired in 2005.

From 2006 to 2012, Mr. Tilson was a member of the Board of Trustees, including three years serving as VP and Chairman of the Long-Range Planning Committee for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is the Chair of the Strategic Planning Committee, and a member of the Compensation Committee, the Governance Committee and the Audit Committee.

AIF for the year ended December 31, 2020

Thomas E. Valentine Calgary, Alberta, Canada Director since November 2007 Corporate Secretary since April 2014
Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of the firm's Energy and Infrastructure Practice Group and is involved in energy-related matters throughout the Middle East, North Africa, the Commonwealth of Independent States, Asia and South America.

Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd. (to December 2012).

Mr. Valentine holds a Bachelor of Arts degree from the University of British Columbia, a Bachelor of Laws degree from Dalhousie University, and a Master of Laws degree from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

Bruce G. Wilcox New York, New York, USA Director since June 2015
Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner (1989), and Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland's investments in the energy industry (E&P and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund's assets under management ranged from US$0.7 billion to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.
Mr. Wilcox is presently CEO of E Street Management, LLC (since 2016) which managed a long/short equity fund of funds. The E Street Fund ceased operations on December 31, 2020 to allow the principals to pursue other opportunities.

From January 2011 to present he has also been one of three managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which specialize in investing in museum quality Chinese art and collectibles.

Mr. Wilcox obtained a BA (Honors), in Modern Chinese from the University of California, Santa Barbara (1977), and a Master of International Management from the American Graduate School of International Management in Phoenix (1980).

Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board, Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox is the chair of the NXT Board's Audit Committee and a member of the Disclosure, Governance and Strategic Planning Committees.

AIF for the year ended December 31, 2020

Frank Ingriselli Danville, California, USA Director since September 2019
Mr. Ingriselli has over 42 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.

From 1979 to 2001, Mr. Ingriselli worked at Texaco in a variety of senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development.  While at Texaco, Mr. Ingriselli held the position of President of Texaco Technology Ventures, President and Chief Executive Officer of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations where he directed Texaco's global initiatives in exploration and development.  During his tenure, Mr. Ingriselli, also led Texaco's initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries.

From 2005 to 2018, Mr. Ingriselli was the founder, President, Chief Executive Officer and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the New York or American stock exchanges.  From 2016 through 2019, Mr. Ingriselli was the founder, President and Chief Executive Officer of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes.

Currently, Mr. Ingriselli is the President of Indonesia Energy Corporation (NYSE:INDO). Mr. Ingriselli serves on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a US Section 501(c)(3) public charitable foundation.

Mr. Ingriselli obtained a Bachelor of Science degree in Business Administration from Boston University, a Master of Business Administration degree in both finance and international finance from New York University and a Juris Doctorate degree from Fordham University School of Law.

Mr. Ingriselli is a member of the Audit Committee

Eugene Woychyshyn Calgary, Alberta, Canada VP Finance and Chief Financial Officer since December 2018
Mr. Woychyshyn brings to NXT over 25 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia. Mr. Woychyshyn has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning. In almost ten years as an expatriate with assignments in Norway, China, the United States and South East Asia, Mr. Woychyshyn developed international business competencies.

Mr. Woychyshyn originally served as a consultant to NXT from November 2017 to November 2018, providing controllership services. From 2015 to 2017 he as the Chief Financial Officer of Imaging Dynamics Company Limited.

Mr. Woychyshyn is a Chartered Professional Accountant, CA, who holds a Bachelor of Commerce (Hons) degree from the University of Manitoba and a Masters of Business Administration degree from St. Joseph's University, Philadelphia PA.

Mr. Woychyshyn is a member of the Disclosure Committee.

AIF for the year ended December 31, 2020

As of March 30, 2021, the directors and officers of NXT, as a group, beneficially owned or controlled or directed, directly or indirectly, 21,447,744 Common Shares or approximately 33.3% of the issued and outstanding Common Shares.

10.1
Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

None of the directors or executive officers is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as discussed below.

None of the directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Messrs. Selby, Tilson, Valentine, Ingriselli, and Wilcox are considered "independent" within the meaning of Canadian securities law.

10.2
Board Practices

(a)
Expiration Dates

No director or member of our administrative, or supervisory bodies has an expiration date for their current term of office. Directors are elected by shareholders at the annual meeting of shareholders and hold the position either until the next annual shareholders' meeting or until a successor is appointed. The period during which each individual has served as a director is set out in the table under "Directors and Officers".

(b)
Service Contracts

No non-executive directors have service contracts with the Company or any of its subsidiaries that provide benefits upon termination.

AIF for the year ended December 31, 2020

(c)
Board of Directors Mandate

The principal role of the Board is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the general operation of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the CEO, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Mandate of the Board is attached as Appendix "B".

10.3
Board Committees

(a)
Corporate Governance Committee

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to its shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Mandate of the Corporate Governance Committee is posted on the Company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW Calgary, Alberta, Canada, T3E 0B4.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

(i)
Composition

Mr. Valentine (Chair), Mr. Wilcox and Mr. Tilson are members of the Corporate Governance Committee and are independent.

(ii)
Responsibilities

The Corporate Governance Committee's duties, as outlined in its charter, are to deal with the Company's approach to corporate governance and the promotion of compliance with industry and regulatory standards. The committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee's responsibilities also include identifying new candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

(b)
Disclosure Committee

(i)
Composition

The Disclosure Committee currently consists of Mr. Wilcox and Mr. Selby, who are all independent, and Mr. Woychyshyn.

AIF for the year ended December 31, 2020

(ii)
Responsibilities

The Disclosure Committee's duties are to ensure that the Company provides timely, accurate and balanced disclosure of all material information about the Company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Disclosure Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR, EDGAR, and our website.

(c)
Audit Committee

(i)
Composition

The Audit Committee consists of Messrs. Wilcox (Chair), Tilson, Selby and Ingriselli all of who are independent. Each member is financially literate. The Audit Committee Charter is attached in Appendix "A".

(A)
Bruce Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management in Phoenix. His career as an investment company CEO, analyst and portfolio manager was spent primarily with Cumberland Associates, LLC, a New York-based equity fund, where he was a partner, and served as Chairman of the Managing Committee.

(B)
 John Tilson

After obtaining a Master of Business Administration degree and his Chartered Financial Analyst designation, Mr. Tilson had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company.  Mr. Tilson is retired.

(C)
Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, with past legal experience specializing in securities and corporate finance matters.  He has served on the board and in senior management roles with a number of private firms as well as reporting issuers in the oil and natural gas industry.

Mr. Selby has previously served on the Audit Committee of Alta Canada Energy Corp. and served as the Chairman of the Audit Committee of Idaho Natural Resources Corp. (formerly Bridge Resources Corp.).

(D)
Frank Ingriselli

Mr. Ingriselli graduated from Boston University with a Bachelor of Science degree in Business Administration. He also earned an Master of Business Administration in both finance and international finance from New York University and a Juris Doctorate degree from Fordham University School of Law.

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as an Audit Committee member.

AIF for the year ended December 31, 2020

(ii)
Oversight

The Board has adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

(iii)
Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Company's principal auditor prior to the commencement of the engagement, subject to the following:

●
the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

●
for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $50,000 (annual aggregate total) subject to reporting to the Audit Committee, at its next scheduled meeting; and

●
for engagements not on the pre-approved list and with expected costs greater than $50,000 (annual aggregate total), the entire Audit Committee must approve this service, generally at its next scheduled meeting.

(iv)
Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

The following table sets forth the aggregate audit fees, audit-related fees, tax fees, and all other fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2020 and 2019.

	2020	2019
Audit fees	$166,665	$90,470
Audit-related fees	64,200	46,000
Tax fees	4,762	18,340
Other fees	-	-
Total fees	235,627	154,810

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee's approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to the Company or any of our subsidiaries. All fees shown have been pre-approved by the Audit Committee.

AIF for the year ended December 31, 2020

(d)
Compensation Committee

(i)
Composition

Messrs. Selby (Chair), Tilson, and Valentine are members of the Compensation Committee. All are independent. The charter or mandate of the Compensation Committee is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

(ii)
Responsibilities

The Compensation Committee's duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the Company. The Compensation Committee shall assist the Board in discharging the Board's oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Compensation Committee will report and, where appropriate make recommendations to the Board in respect of the matters identified in the charter.

(e)
Strategic Planning Committee

(i)
Composition

Messrs. Tilson (Chair), Selby and Wilcox are members of the Strategic Planning Committee. All are independent. The Committee assists with addressing long range planning considerations, including plans for growth and management succession.

11
CONFLICTS OF INTEREST

Potential material conflicts of interest with directors, officers and insiders are discussed in sections 3.1, 5.8 and 5.9.

11.1
Technology Transfer Agreement

Upon execution of the TTA on December 31, 2006, Mr. Liszicasz transferred all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration to NXT in exchange for receiving 10,000,000 non-voting, convertible Preferred Shares. Effective May 22, 2013, Mr. Liszicasz formally converted 2,000,000 of these Preferred Shares into 2,000,000 Common Shares. NXT's independent members of the Board elected to retain the SFD® technology by converting the remaining outstanding Preferred Shares to Common Shares effective August 31, 2015. Following the conversion, Mr. Liszicasz retained the rights to utilize the SFD® technology in all other potential field-of-use applications.

12
TRANSFER AGENT AND REGISTRAR

Our Transfer Agent and Registrar is Computershare Trust Company of Canada, located in Calgary, Alberta, Canada.

AIF for the year ended December 31, 2020

13
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was not party to, and its property was not the subject of, any legal proceedings during the year ended December 31, 2020, and no settlement agreements were entered into before a court relating to securities legislation or with a securities regulatory authority during the period. Furthermore, to the best of our knowledge, there are no legal or regulatory proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability, and no such proceedings are pending or known to be contemplated by governmental or regulatory authorities.

14
INTERESTS OF EXPERTS

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

15
ADDITIONAL INFORMATION

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with US generally accepted accounting principles. Additional information relating to NXT can be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration, principal holders of NXT's securities, and options to purchase securities, is included in the information circular for NXT's most recent annual meeting of shareholders that involves the election of directors. Additional financial information is contained in NXT's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2020.

AIF for the year ended December 31, 2020

APPENDIX "A"

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the "Charter") has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of NXT Energy Solutions Inc. (the "Company").

COMPOSITION AND PROCEDURES

1.
The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being "independent" as required by the Business Corporations Act (Alberta) (the "Act").

2.
The Board will appoint the chair of the Committee.

3.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.
Meetings of the Committee shall be conducted as follows:

(a)
the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)
management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.
To recommend to the Board:

(a)
the external auditor (the "Auditors") to be nominated for appointment by the Shareholders of the Company for the purpose of preparing or issuing the Auditor's report or performing other audit, review or attest services for the Company; and

(b)
the compensation of the Auditors.

2.
To oversee the work of the Auditors in preparing or issuing the Auditor's report on the Company's annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

AIF for the year ended December 31, 2020

3.
To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.
To review:

(a)
the Company's unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company's fiscal year ("quarterly statements") and the Company's audited annual consolidated financial statements ("annual statements");

(b)
the Management's Discussion and Analysis ("MD&A") prepared in conjunction with the quarterly and annual statements; and

(c)
all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

5.
To satisfy itself that adequate procedures are adopted by the Company for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements other than the public disclosure referred to in section 4 above, and to regularly assess the adequacy of such procedures.

6.
To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)
the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)
the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.
To review and approve the Company's and its subsidiaries' hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.
engage independent counsel and other advisors it determines necessary to carry out the Committee's duties and responsibilities;

2.
set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.
communicate directly with any internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

AIF for the year ended December 31, 2020

ADDITIONAL RESPONSIBILITIES AND DUTIES OF THE COMMITTEE

Auditors

1.
The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.

2.
The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company's annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company's management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.
that the Company's system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.
that the Company's reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.
that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.
that risk management policies are in place to identify and reduce significant financial and business risks; and

5.
that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company's management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

AIF for the year ended December 31, 2020

Other Responsibilities and Duties

1.
As part of the quarterly and annual reviews described above, the Committee will:

(a)
meet with management in the absence of the Auditors for the annual review;

(b)
meet with the Auditors in the absence of management for the annual review;

(c)
review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)
review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)
review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)
obtain an explanation from management of all significant variances between comparative reporting periods;

(g)
review the post-audit or management letter, containing the recommendations of the Auditors, and management's response and subsequent follow up to matters raised by the Auditors;

(h)
review any evaluation of internal controls by the Auditors, together with management's response; and

(i)
review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.
In addition to the quarterly and annual reviews, the Committee will:

(a)
prior to the commencement of each annual audit, meet with the Auditors to review the Auditors' audit plan for the ensuing audit;

(b)
review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c)
review annually and recommend changes to the Company's Code of Conduct & Business Ethics.

The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

AIF for the year ended December 31, 2020

APPENDIX "B"

Board of Directors Mandate

PURPOSE

The principal role of the Board of Directors of NXT Energy Solutions Inc. (the "Company") is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

PRIMARY RESPONSIBILITIES

The principal responsibilities of the Board, which are required to ensure the overall stewardship of the Company are as follows:

1.
The Board must ensure that there are long-term goals in place and must adopt a strategic planning process. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.

2.
The Board must identify and have an understanding of the principal risks associated with the Company's businesses and must ensure that appropriate systems are in place which effectively monitor and manage those risks.

3.
The Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management.

4.
To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

5.
The Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies.

6.
The Board must monitor compliance with the Company's Code of Business Conduct and Ethics; and

7.
The Board must ensure the Company has adopted a communication policy which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

AIF for the year ended December 31, 2020

NON-DELEGABLE RESPONSIBILITIES

Pursuant to the Business Corporations Act (Alberta) (the "Act"), certain matters are considered to be of such importance, so as to warrant the attention of all Directors and, accordingly, the Act prescribes that the following matters either cannot be delegated or may only be delegated in a qualified or partial manner:

●
the submission of items to shareholders for their approval;

●
the filling of a vacancy among the directors or in the office of auditor;

●
the appointment of additional directors;

●
the issue of securities;

●
the declaration of dividends;.

●
the purchase, redemption or other acquisition of the Company's own shares;

●
the payment of certain commissions prescribed by the Act;

●
the approval of a management proxy circular;

●
the approval of annual financial statements; and

●
the adoption, amendment or repeal of by-laws.

CUSTOMARY BOARD MATTERS

The following typifies matters customarily considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

●
the appointment of officers, other than executive officers;

●
adopting a process to consider the competencies and skills the Board, as a whole, should possess and assess the competencies and skills of each Board member and consider the appropriate size of the Board, with a view to facilitating effective decision-making;

●
determining the remuneration of directors and auditors;

●
reviewing and recommending to shareholders, changes to capital structure;

●
approving the Company's long-term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

●
approving banking, borrowing and investment policies;

●
determining dividend policy;

●
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

●
approving the holding, location and date of meetings of shareholders;

AIF for the year ended December 31, 2020

●
appointment of members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

●
granting any waivers from the Company's Code of Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

●
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

●
determining the number of directors and recommending nominees for election by the shareholders;

●
approving amendments to the Company's existing plans: Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

●
approving the acquisition or disposition or certain corporate assets; and

●
appointing the Company's transfer agents and registrars.

BOARD COMMITTEES

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees have been constituted:

1.
the Audit Committee, to deal with financial reporting and control systems;

2.
the Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

3.
the Disclosure Committee, to deal with the Company's approach to disclosure and the promotion of compliance; and

4.
the Corporate Governance Committee, to deal with the Company's approach to corporate governance and the promotion of compliance.

COMPOSITION & PROCEDURE

The Board of Directors is elected annually by shareholders. The number of Directors to be elected at shareholders meetings is fixed by the by-laws. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or the Recording Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, or any two Directors, may determine. Notice of meetings shall be given to each Director in accordance with the by-laws. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

AIF for the year ended December 31, 2020

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meeting without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short-term goals and interests of the Company.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

COMPENSATION

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

B-4
AIF for the year ended December 31, 2020